SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

Grand Cayman, Cayman Islands, August 10, 2022 – Nu Holdings Ltd. (“Nu Holdings” or “Company”), hereby informs its shareholders and the market that the Financial Superintendence of Colombia (SFC) approved its request to incorporate a financing company in Colombia, Nu Colombia Compañía de Financiamiento S.A. ("Nu Colombia") (Incorporation License or Licencia de Constitución). This will enable Nu Colombia to offer deposit products in the future, amongst other financial products. This milestone reinforces the long-term vision and commitment of the Company to Colombia, and will allow the expansion of its portfolio of credit, payments and savings products in the country.

This is the first of two licenses Nu Colombia must obtain in the country to provide savings options in its portfolio. The second license (Operating License or Licencia de Funcionamiento) will be requested in the next few months. Nu Holdings will keep the market informed of any new developments.

Investor Relations

Guilherme Lago

investors@nubank.com.br

Media Relations

Leila Suwwan

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  August 10, 2022